Mail Stop 6010

								November 3, 2005


Steven G. Fauth, Esq.
Senior Vice President and General Counsel
Tower Group, Inc.
120 Broadway, 14th Floor
New York, New York 10271

	Re:	Tower Group, Inc.
		Post-effective amendment to Form S-1 on Form S-3
		Filed November 1, 2005
		File No. 333-127730

Dear Mr. Fauth:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 23

1. Please identify the selling stockholder either as a broker-dealer or as an affiliate of a broker-dealer, as applicable.

2. Please note that if the selling stockholder is a broker-dealer, the prospectus must state that the seller is an underwriter. It is not sufficient to state they "may be" an underwriter, as you currently disclose on page 25. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

3. If the selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

* the selling stockholder purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If the selling stockholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling stockholder is an underwriter.
Please revise the prospectus as appropriate.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	John Schwolsky, Esq.
	Matthew Ricciardi, Esq.
	LeBoeuf, Lamb, Greene & MacRae, L.L.P.
	125 West 55th Street
	New York, New York 10019
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Steven G. Fauth, Esq.
Tower Group, Inc.
November 3, 2005
Page 1